                                                 Filed by Kerr-McGee Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: HS Resources, Inc.
                                                     Commission File No. 0-18886


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer for the sale of securities. Shareholders of HS Resources, Inc. and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 to be filed in connection with the merger. These materials will contain important information about HS Resources, Inc., Kerr-McGee Corporation, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

         In addition to the registration statement containing the proxy statement/prospectus to be filed in connection with the merger, HS Resources, Inc. and Kerr-McGee file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by HS Resources, Inc. or Kerr-McGee Corporation at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Kerr-McGee Corporation's and HS Resources, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and these other documents may also be obtained from Kerr-McGee by directing a request through the investor relations portion of Kerr-McGee's website at Kerr-McGee.com or by mail to Kerr-McGee Corporation, Investor Relations, P.O. Box 25861, Oklahoma City, OK 713125.

         Statements in this document regarding the company's or management's intentions, beliefs or expectations including the number of ultimate prospects, timing and order for drilling prospects, timing of installation of production facilities and first production and timing of completion of the merger are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the risk that the businesses will not be integrated successfully, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this document.



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                             KERR-MCGEE CORPORATION

                              BOSTON, MASSACHUSETTS

                                  MAY 16, 2001

                        12:00 NOON EASTERN STANDARD TIME

               MR. YOUNG: Good morning, everyone. My name is Michael Young. I think I do know everyone pretty much in this room. Hello, Peter.

         And I'm filling in for Dennis Walsh today, who is not available. And it is with extreme pleasure that I am here to introduce Luke Corbett and the management team for Kerr-McGee Corporation, to the Petroleum Analyst Group of Boston. And at this juncture, Luke is going to walk through the recent news announcement of the acquisition of HS Resources. And I believe also that Nick Sutton, the chief executive of that company will be here shortly.

         So without further adieux, Luke.

               MR. CORBETT: Nothing like short introductions. Thank you, Michael. I had also exactly two bites of the meal, but that's okay.

         We are glad to be here today with you. I will note a couple of things that I would like to do. We are webcasting this, so when we do get to the Q and A, I will repeat the questions so that our friends on the Internet will have a chance to appreciate what has been asked in the room regards this transaction.

         Secondly, let me introduce those members of our management team who are travelling with us today. First Bob Wohleber, Senior Vice President and Chief

Financial officer, Kenneth Crouch, Senior Vice President in charge of exploration and production division. I think all of you know Rick Buterbaugh, vice president, investor relations, and Monty Reed, is mister technical for all of Kerr-McGee. So without him, none of this works. But we are glad to be here. And Nick Sutton, chairman and CEO, as Mike said, will be joining us. I think he will be on the ground shortly, but he will be here for the Q and A session as we go through this.

         The theme here, and we are quite excited about it is, is balance. I mean, balance in our portfolio as we continue to work our strategic plan. However, before I can tell you about balance in our portfolio, I have to warn you, there are forward-looking statements here. The legal profession is alive and well, for those of you who are familiar with that. But I will say that the risk regards this particular transaction will be disclosed in our S-4 registration that we will file with the SEC. That will be a couple of weeks from now, so you will certainly have more complete information regards the transaction and the inherent risks when that filing takes place.

         With that, let's get to the strategic rationale as to why HS Resources. And I think if you view this particular slide here, you can see that it

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does fit very well with our stated strategy to profitably grow our oil and gas assets, while adding balance to our portfolio from virtually every aspect. This is a unique story, ladies and gentlemen. It offers predictable growth, consistent cash flows, and, as I said, it brings really good balance to our E&P portfolio.

         Major impact to our company, as you can see here, we are adding 1.3 TCFe of proved U.S. natural gas reserves at about $1.10 per MCF equivalent. The upside potential here is associated with 800-plus BCF of low-risk opportunities that are now classed as probable and possible reserves. The transaction is immediately accretive to per share earnings and to our cash flow, and it generates strong and stable cash flow as I mentioned earlier.

         I would also say that this particular transaction will be accretive above gas prices of $2.75 per MCF. So if you buy into the equation that gas will be a dominant player in the United States, the metrics regards this transaction is very good indeed.

         A bit more about balance. You can see that we are balancing by product, by geographic location, by product mix. As a matter of fact, if you look on a reserve basis, we will now move from 64 percent oil, 36 percent gas on a pro forma basis to 57 percent oil, 43 percent gas.

         And then if you look at U.S./international, we fit. We were 41 percent oil, 59 percent gas. Now we up to 51 percent, 49. So from the perspective of where we are regards reserves, we are more balanced on our U.S./international mix now than we were before.

         On a production basis, you can see where we were 70 percent oil, 30 percent gas, and now we move to 64 percent oil, 36 percent gas. That is worldwide. I will get to the U.S. story in just a few minutes. But these are low-risk exploitation opportunities, and they certainly complement and now balance our risk profile regards our deepwater, high-potential, but yet higher risk exploration program.

         Again, as you have seen and as you have heard through the conference, we are talking about long-lived gas reserves. We are increasing our U.S.-based reserves by some 77 percent, almost 80 percent.

         Our gas production in the U.S. will go up by some 45 percent. We expand the reserve-to-production profile by about two years, to about nine-and-a-half years, and this will certainly position Kerr-McGee as the fourth largest U.S.-based independent, and that is based on 12/31, 2000 pro forma reserves.

         Let's move on to the fact that we are creating a core U.S. onshore area. And anyone who has followed this company appreciates that part of our strategic plan is to build core areas wherever we choose to explore or exploit.

         Here you can see that the new core area will obviously be in the Wattenberg gas field. We intend to maintain essentially all of HSR's operating staff. Certainly they bring a unique perspective and a successful track record to this particular transaction.

         And if you look at our production by regions, before the transaction, about 70 percent of Kerr-McGee's onshore production came from Texas, 30 percent from Oklahoma. After the transaction, we'll have about 38 percent, almost 50 percent of our production will come from the D-J Basin, so, again, a core area for us. 39 percent from Texas, and 13 percent will come from Oklahoma.

         Before, on the volume basis, 41 percent of our production was oil, 59 percent gas. After this transaction, onshore now, 29 percent of our production will be oil, and 71 percent will be gas from our onshore regions.

         A bit about the Wattenberg field, those of you who are familiar with it, it is east of I-25, north



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                                                                               7



of the Denver International Airport. It is a very consolidated area, about 600 square miles. And HS Resources' operations are in the heart of the field. As you can see here, 85 percent of their current production is from that particular area, about 190 million cubic feet per day. 97 percent of the proved reserves, almost 1.3 TCF equivalent are sitting in that particular field.

         The Wattenberg field is a significant U.S. gas resource. There have been about three TCF of production from that field. These are tight sands. They require fracs. And what has happened here has been a really focused, integrated approach to field operations with a proven track record, and I will have a bit more to say about that.

         The obvious reason Wattenberg field is in a strategic location, it is serving one of the fastest growing areas in the United States when we talk about the Denver area and the expanding Front Range area in that particular area. I think the last numbers we saw, it was the third fastest growing area in the United States. So quality assets, the ability to serve a growing market, and the ability to attack the West Coast markets if we chose to do so.

         How do they do this? It is through a gathering system that they are integrated into. We



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                                                                               8



allocated, you can see, actually, what we are doing, the field area, where they control the gathering system in a major way, goes through the gas processing plants. There are about nine plants in the area. They own just under seven percent in one of the BP plants, most of their throughput goes into that plant, and then they move it into the major markets. They gather both their own company and third-party gas.

         The capacity of their gathering system at this point is about 230 million cubic feet of gas per day. That will be going to 250 million cubic feet of gas per day by year-end through some upgrades to the system via compressioned, et cetera.

         Let's talk about what sets this apart in just a few short years from where it was years ago. The Colorado Oil and Gas Conservation Commission allowed two things to happen here in June 1, 1998. They have allowed drilling windows to move down from 320 acres into ten drilling windows, so about 32-acre spacing is what we are going to. You can produce from any formation, any formation in any window, and we can commingle all of the zones. So, really, a great move from a strategic standpoint that impacted the Wattenberg gas field in a meaningful way, and made this quite an economic venture when you look at it from that perspective.

         Now, let's talk about the future within Wattenberg itself. Their producing reservoirs, and really the gas-in-place estimates, are very compelling investment targets in today's economic environment. There are essentially six major reservoirs. I'm showing four here that they produce from. These projects that I'm about to go through target both probable and possible reserves, and to move those into the proved equation and start production costs about a dollar per MCF, and then operating costs are about 40 cents per MCF equivalent. So, again, a very economic venture in today's time.

         I might just point out, if you look at the J sand at the bottom of this graph, we are looking at reservoirs between about 4,000 feet and 8,000. The J sand itself today has produced less than a TCF of gas, but there is six TCF of gas estimated in-place reserves, and current technology is going to allow us to get about 25 percent of that in-place reserve out. So one could infer from that, that with improvements in technology, certainly we would see more recovery from that sand. And that is just one sand in there.

         The gas and the gas volumes are here, ladies and gentlemen. The fact is that these projects in place are what moved this gas from probable into proved and into a productive capacity.

         How do they do it? Combination of new wells. Obviously here, they are moving some through the J sand, but finding costs in the J sand on the new wells is about 44 cents per MCF. That's what they've averaged since they started. That is about $2.65 a barrel of oil equivalent. Gross reserves are about 800 million cubic feet of gas, and the initial flow rates are somewhere between 400 and 1.5 million, and, of course, then they go down and settle down.

         They deepen existing wells, as you can see here. Again, in the J sand, the deepenings that they go through, average finding cost is about 30 cents per MCFe equivalent, less than two dollars a barrel of oil equivalent. Perhaps -- whoops.

         Recompletions, which is a third element that they go through here, and here we are in the Sussex. And then finally, you will see refracs. This happens to be in the Codell sand. That is another major project area for them. And since 1997, they have done 820 of these refracs, and they essentially get about a seven-fold increase in the production volumes from the refracs themselves. Average finding cost there has been 71 cents per MCF, or, as you can see, about $4.75 to

$4.80 a barrel of oil equivalent.

         The fact is, in these types of projects, they have an inventory of 10,000 projects, just of the types that you are seeing here, this is really a gas machine. The volumes are there. It is a matter of doing the work. But they have they inventory, and they do five to six to 650 projects per year. So you can see we have a long-lived situation here, and then particularly we have upside potential because we are moving those probable reserves and possible reserves into the proved category and producing them. So a very unique story in a concentrated area.

         Let's talk a bit about reserves and the impact here. From a worldwide reserves basis, you can see this adds 1.3 TCFe equivalent, or 216 million barrels of oil equivalent, and that is a 20 percent increase from 12/31, 2000.

           Now, if we look at the breakout here, the product mix, you can see that we go from, as I mentioned earlier, 64 percent oil and 36 percent gas, to 57 percent oil and 43 percent gas on a worldwide basis. Again, balance to our mix.

         Let's talk just about gas reserves. On a worldwide basis, you can see that we increase our gas reserves by some 44 percent. And if we go to the next

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step, you can see that our U.S. gas reserves increase by almost 80 percent, 77 percent, which is the dominant player in the dominant market that we want to be in. And, again, primarily from one field in a concentrated area. And our new U.S. total, really, it is about 70 percent of our total gas reserves now versus 56 percent pre-transaction.

         A few comments about production. First, on the worldwide, seeing here, again, we are assuming a September 1 close. We will file the documents, as I said, in a couple of weeks. Our estimates of getting through the government, the SEC, we assume absolutely there will be no problems with this transaction. It is just a matter of going through the formality and the bureaucracy. We hope to close by September 1, so all of these are predicated on that.

         You can see Kerr-McGee's average daily production from 2000 to 2001 will now go to about 308,000 barrels of oil equivalent per day. That is a four percent increase. At 2002, we'll move up some 28 percent to 396,000 barrels of oil equivalent.

         The story, as I have said, is really gas, so let's look at our gas production here. You can see that from 2000, we'll go from 462 to a pro forma 531, 2001. That is a 15 percent increase. And then in 2002, we'll move up some 37 percent to 726 million cubic feet of gas per day, again pro forma.

         On a volume basis, as we mentioned earlier now, will be greater than 35 percent from Kerr-McGee's stand-alone basis. By that I mean, we'll exit the year in the United States volume-wise at some 680 million cubic feet of gas per day. Remember, we are closing here September 1. So that is why the averages are where they are. So a terrific impact regards our U.S. gas base, and, again, balance to our portfolio.

         What I would like to do now is move away from the operating side of the equation, and allow Bob Wohleber to come up and speak to you about the deal structure.

         Bob.

               MR. WOHLEBER: Thank you, Luke. Let me outline the terms of the deal. It is a $1.7 billion acquisition, $66 per share of HSE. This also assumes $450 million of HSE's debt.

         The consideration will be 70 percent cash and 30 percent stock. The stock portion is determined by a fixed exchange ratio of .9404 of our shares for HSE's shares. Expected closing, as Luke just mentioned, third quarter of this year.

         Some of the financial highlights, we've said


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that this is a transaction that will be accretive immediately from an earnings and a cash flow standpoint. The purchase price is equal to $1.10 per MCFe on proved reserves, and this assumes $300 million of assets of value that we have allocated for the non-reserve assets.

         Kerr-McGee will issue approximately five million shares to complete the transaction, a little less than five percent of our fully diluted shares outstanding. It will be earnings accretive above $2.75 an MCF. It is to generate free cash flow of $150 to $200 million for Kerr-McGee that we can use in other projects, including deepwater. This will result in a decrease in our LOE costs of six percent, and there will be a corresponding increase in DD&A of about seven percent due to the step-up for the gross-up in the transaction.

         Debt for Kerr-McGee will go to 50 percent on a net-to-debt capital ratio, this excludes $300 million approximately of our DEC securities. The DEC securities are basically fully satisfied by the Devon Corporation common stock that are used in connection with that debt obligation.

         Our interest coverage remains very strong at twelve times coverage.

         Some of the operating highlights, as Luke

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mentioned, this company has a dominant position in the D-J, and will move
Kerr-McGee into the D-J Basin in a very strong way. There is an extensive inventory of low-risk, high-return exploitation opportunities that we can take advantage of with the various projects, the 10,000 projects that Luke had mentioned earlier.

         The Wattenberg gathering system will provide operational control of gathering a significant amount of the gas. This gathering system basically blankets the D-J area, where the gas can move through their gathering system through the processing plants and then into the market.

         We are providing you some guidance on a pro forma basis. We are looking at Kerr-McGee and this transaction, assuming a September 1 closing, going to 207,000 barrels of oil per day in '01, then up to 253,000 barrels of oil in '02. On the gas side, 605 million cubic feet of gas per day in '01, going up to 855 million cubic feet of gas in '02.

         With that, I would like to turn it back to Luke Corbett.

               MR. CORBETT: Thank you, Bob. Well, again, let's finish essentially where we began. As I mentioned, this is a unique story in our opinion. It offers predictable for growth, consistent cash flow, significant upside potential when you consider 800-plus BCF of probable and possible reserves, and again, we bring tremendous balance to our E&P portfolio, as we said. With the free cash flow generated from this transaction, and certainly the free cash flow we generate already with our current program, this has no impact on our current E&P program. We are still maintaining that program, as you have seen in the past, and certainly we have the option here and the opportunity to accelerate if we choose to do so or other things we may choose to do if we free cash flow, i.e., pay down debt.

         But, again, a great transaction. We believe a wonderful fit, a consolidated area. The ability to move those reserves into a fast and growing market, and a transaction that meets our metrics and is accretive on both an earnings and a cash flow standpoint immediately, with downside protection. As you see, we have pointed out this transaction is accretive above a gas price at $2.75 per MCF. And we are talking NYMEX gas prices here now.

         So, again, we are excited about this, and we are pleased to bring this to you today, and now I will suggest that we can answer questions from the audience. And again, remember, since we are webcasting this, I

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will repeat the question. So we are now open to the floor.

         Yes, Michael.

                                   (Inaudible)

               MR. CORBETT: The question is, the estimated reserve in place, for Wattenberg field regards the 750,000 acres that HS Resources has.

         Kenneth?

               MR. CROUCH: In just round numbers, generally, with the Gulf Coast piece and some minor identity in other places in the United States, of that total 1.3, right now about 45 BCF equivalent of the gas that's in -- most of it is in the Gulf Coast, so the majority of the gas is in the Wattenberg field.

               MR. CORBETT: I think he is asking the reserves, gas in place, in the Wattenberg, greater Wattenberg.

               MR. CROUCH: Well, the greater Wattenberg area, generally they are talking in the range of two to three TCF and beyond that. And, again, it goes back to, on these type of fields, where you have these large, like Luke said, it is a gas machine where you have these large gas accumulations, it's a project-driven field, and so you just go after that type of reserve.

               MR. CORBETT: Michael, I might add, one


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of the numbers that are suggestive, if you have six TCF of just the J sand and you move your way up, you could easily move into a ten TCF in place. Now, appreciate, we are tight gas sands here, fracs or natural hydrologic fracs, or the equation, what we follow, and certainly the down spacing allows us to get this, but it is long-lived, low deliverability and very predictable of those projects.

         So I think the key thing here is to appreciate, the gas is there. This is not a situation where we have to go drill wells to find the gas. There are 11,000 wells that have been drilled in the Wattenberg, greater Wattenberg field area. So geologically and engineering speaking, we have the gas in place. It is just a matter of taking and the product of working through those 10,000 projects, and then adding to those as we find more opportunities.

                                   (Inaudible)

               MR. CORBETT: The question was, is the J sand, in other words, of the six producing horizons, the most attractive. HS Resources has chosen to put the majority of their program into J sand, new drills and redrills, and then the Codell regards fracs and refracs at this point in time. That does not mean the other projects aren't in the hopper, they are. This is just

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where they have chosen to begin their work.

         They have taken a fully integrated approach to this field, geologically, geophysically, and then put the engineering dynamics on top of it. So each of these projects goes through an integrated approach in their system and they prioritize it based on what they believe they should do next in that particular 320-acre unit.

         Yes.

                                   (Inaudible)

               MR. CORBETT: The question centers around the 10,000 projects, how rapidly could we execute those projects and are there any limitations. HS Resources has chosen to execute about 550 to 600 projects on the D-J itself on a per year basis. If you read the first quarter reports from HS, they move the capital program from about $135 to $150 million range into a $155 to $175 million range, and that will push up on the 600 projects per year for that field. And I think that maximizes the capability of what we have in place today.

         They essentially have four drill rigs that they own, so they go in and drill the wells or deepen the wells with those. And then they bring in completion units, around two of those, and use about 16, 18 others, and then do the completion or the refracs, et cetera. So it is methodical process where you have a logical

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beginning, a logical conclusion, and then the next project comes in. Very well integrated.

         Question.

                                   (Inaudible)

               MR. CORBETT: Okay. The question was historical reserve growth for HS Resources. And then the second question was about hedges. Bob, why don't we take hedging first, and then we'll take the reserve question.

               MR. WOHLEBER: Yes. HS Resources hedged about 40 percent of their production in '01 and it is about 28 percent hedged in '02. This was basically stipulations that they had in connection with their bank credit facilities. The hedge cost on that is a little less than three dollars an MCF.

         Kerr-McGee's policy on hedging is to not hedge its oil or gas production. So we will be reviewing those hedges and making a decision as to whether or not we leave them in place, or most likely cash those in and terminate those hedge positions.

                                   (Inaudible)

               MR. WOHLEBER: Pardon me?

                                   (Inaudible)

               MR. WOHLEBER: Those were fixed prices going out over different periods in time, as I say

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covering about 45 percent of the production. But production at specific prices for specific time periods.

                                   (Inaudible)

               MR. CROUCH: Just looking at an average reserve growth over periods of time, they have averaged 15 to 18 percent of production growth, and the majority of that, the Gulf Coast has a program, but the majority of it is out of the Wattenberg field there.

               MR. CORBETT: Reserve growth?

               MR. CROUCH: Reserve growth.

         Yes?

                                   (Inaudible)

               MR. CORBETT: I'm sorry. Okay. The question is regards depletion. Ken.

               MR. CROUCH: Actually, as Luke mentioned, the wells come on at a pretty substantial rate, and then they fall off, but they will hold, you know, even as long as 15 years and beyond. So they maintain themselves. They are just long-lived production and just goes out for the field has long life.

               MR. CORBETT: Maybe another way to look at that is almost 3000 wells and 190 million cubic feet of gas per day, and so you can see that -- and they just continue to generate.

         Yes.

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                                   (Inaudible)

               MR. CORBETT: Well, we talked about this. We are talking about have we achieved our sense of balance. With this transaction, I think you see that we do have balance. We have suggested many years now that we would be happy with a 60/40 balance, 60 percent oil, 40 percent gas. I think we can't forget the role that oil plays in an E&P company, particularly an upstream company, because the fact is, gas is valuable today, and the dynamics on gas have changed over the last several years. And we believe it will be a dominant player. But oil is still a valuable commodity, it is totally fungible, and the range now, it is about $28 on the NYMEX, so we can generate a lot of revenue from oil and still have tremendous impact on our company.

                                   (Inaudible)

         MR. CORBETT: Well, if you're asking, are we still looking for acquisitions -- the question is about acquisitions. Obviously we have suggested to everyone that as opportunities present themselves and they fit our strategic plan, we want to be in a position to evaluate those particular opportunities.

         Our balance sheet, as Bob has pointed out, will move up on the debt-to-capital side to about 50 percent. Certainly with free cash flow. We can move

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that down very easily and very smartly into the 40 percent range, which is where I'm comfortable, and that allows us to look at other transactions that may present themselves.

         We are not growing just to get bigger. I don't want anyone to think that for one minute. The fact is, any acquisition that we make in this company has to generate high-quality earnings and high-quality cash flow and meet our metrics. I mean, the situation here is, we want to be able to add value, and we know exactly what our mission and purpose is, and that is to create value for our shareholders. And we understand that.

         Yes.

                                   (Inaudible)

               MR. CORBETT: I did not hear the last part.

                                   (Inaudible)

               MR. CORBETT: Well, the question centered around, now that we have achieved more balance on our E&P and grown that, does it make other assets non-strategic. I assume you are speaking about our chemical business.

         The fact is, no, is the answer. We are the third largest marketer and producer in the world of titanium dioxide pigment. We have shown that we have a technological, cost or quality advantage in that business. We compete very well. Not only do we generate high-quality earnings and cash flow, we generate free cash flow out of that business. And it is certainly not as cyclic as the oil and gas business, and the volatility is less. In other words, we don't have the high amplitudes, but neither do we have the low peaks. And that tends to smooth out some of the transition that we might have in the E&P business.

         I like our chemical business. I like our position. It gives us a lot of flexibility, and I do think at the end of the day here, because we know how to compete in that business and how to operate in that business, it adds some flexibility regards what we do in our program.

         Yes.

                                   (Inaudible)

               MR. CORBETT: You are speaking of E&P in that question. We are talking about non-core E&P assets here and the question was about that.

         We have stated that about five percent of the volumes regards Kerr-McGee are at risk for rationalization. We continue to look at that. There is nothing that we have on the books at this point in time,

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but, obviously, with our portfolio, as it stands, some of those areas are not core to what we are trying to do, and if we find an acceptable method to move those out of our equation, we will do so.

         Yes.

                                   (Inaudible)

               MR. CORBETT: Well, the question is, has anyone shown an interest in Kerr-McGee. I would be awfully embarrassed if no one had looked at our company, I mean, all the work we have done. But the fact of the matter is, no, no one has made overtures for us, so we continue, we have a strategic plan.

         You may recall in 1997, we were in Boston and New York. We put a strategic plan out to the investment community and the financial community and we said, Here's what we are going to do, and we started moving. I don't think we had a lot of credibility, but the fact is, over the last three-and-a-half years, we have had six major transactions. We have done exactly what we said we were going to do in our company. We've profitably grown our E&P business. We've profitably grown our chemical business. We have focused on those two businesses, and the transactions have all been very good transactions. They have added value to our company.

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         So I think we have the right kind of focus. I think we have shown we have the discipline to do exactly what we are going to say, and we have the management team to do really good financial accretive transactions. So I like what we are doing.

         Yes, sir.

                                  (Inaudible)

               MR. CORBETT: Well, there are break-up fees, $40 million break-up fee, and up to $8 million expenses, yes.

         Yes, sir.

                                   (Inaudible)

               MR. CORBETT: We are talking about new frontiers. Well, I would think the frontier recovered in Canada, of course, is off of Nova Scotia. We are in the deepwater trend there. You can see that -- we have suggested all along that we want to leverage our internal growth and our success there to high-quality projects and high-potential trends where we understand the play concepts, and we want to take meaningful working interests in those projects, so that when we do have a discovery, it will have valuable impact on our shareholders. And we have done that.

         The deepwater trend around the world is part of that. You see we have a core area built up in the

         Gulf of Mexico in the deepwater. We are the number one independent regards leasehold in the Gulf of Mexico, and we are the number one independent regards leasehold in the deepwater of the Gulf of Mexico. But we are also in the Golden Trend that they talk about, Gulf of Mexico, Brazil, West Africa and now Nova Scotia is coming into that.

         The North Sea is another core area for us. As a matter of fact, we will put our second FPSO to sea here soon in the latter part of the third quarter, first part of the fourth quarter. So that continues to be a core area for us.

         Now onshore is a core area for us, and in particular the Wattenberg gas field. So we'll continue to do those sorts of things.

         Let me, if I could, introduce Nick Sutton. Nick has joined us. He is the chairman and CEO of HS Resources. Nick, glad you are here. Sorry you were delayed.

               MR. SUTTON: First of all, let me apologize for getting here partway through the presentation. I had the pleasure of being stacked up in air traffic flow control somewhere over Providence, and I suspect all of you have experienced that getting in and out of Logan on days like today.

         I'm here just to lend my perspective and answer any questions you might have about this transaction from the standpoint of HS Resources.

         Yes, sir.

                                   (Inaudible)

               MR. SUTTON: That's a good question. A couple of months ago, basically around the beginning of the year, our board of directors initiated strategic discussions as to where should we be going, times have changed in this industry. We are very mindful of the ongoing, sort of drive to consolidate in the industry, and we are asking ourselves, how do we fit into that at this time.

         We are certainly mindful of the fact that as a small cap company we continue to have in effect valued discounts compared to the larger companies. I will also say, as we got further into February, the Shell-Barrett transaction, or potential transaction, the overture or hostile shown toward Barrett, I think sent sort of a signal over a lot of us who were similarly situated.

         We felt that we were in a really good position. I mean, we looked at where we are as a company. We felt that we could stay the course. Being able to continue with double-digit production growth is not a bad thing.

         We also thought that we could become an acquirer. We have a lot of excess cash flow, and certainly have the financial strength to do that. But we also thought that we had to at least be open to some other kind of transaction. Let's, for lack of a better word, call it a terminating transaction, in the event that that should prove to be in the best interests of the shareholders. And we started these discussions with no preconceived notion.

         We retained Lehman Brothers to assist us in the discussions, kind of frame the format, and certainly as we looked at that third alternative, it was impossible to really make an informed judgment without doing some sort of market test. And that required going out and talking, through Lehman Brothers, to a number of companies that might find our assets of strategic importance.

         As that progressed, interested parties were given the opportunity to come into a data room and to make proposals. And that led to the current transaction. We just felt, as we looked at Kerr-McGee, the quality of their organization, the quality of their assets and the strategic mix of our assets and the Kerr-McGee assets, we felt that moving forward with the transaction that you see today was in the best interests of our shareholders. Not only was it superior to the other kinds of proposals, as we looked at the overall sort of shareholder value question, but we also believed that it was superior to the other two alternatives, staying the course or becoming an acquirer.

         So that leads us to where we are today. I have to say that being a founder of the company some 22, 23 years ago, it is sort of a bittersweet thing. But sometimes, you know, you have to take a hard look and do what is right for the shareholders, and we thought as a management team, that's the way we run the company.

         So, as I say, it was a full process, and at the end of the day we just felt that this particular transaction was in the best interest of the shareholders from a financial standpoint. But I will also say in addition to it being in the best interest from a financial standpoint, I think it's in the best interest organizationally.

         We have been very impressed with Kerr-McGee, how they run their business, their financial discipline, the kind of strategy that Luke just talked with you about. Having been in this business for 22, 23 years, I think it is a very sound strategy, and so I see that kind of strategic mix as well.

               MR. CORBETT: Other questions?

                                   (Inaudible)

               MR. SUTTON: Okay, the question was, were our hedge positions a factor in our decision. And I will say the answer to that is absolutely not. Many of you know that HS Resources has traditionally run with a somewhat leveraged balance sheet. We look at leverage as something that can certainly be a double-edged sword, but we believe that with our mix of properties, very low-risk properties, with thousands of wells we have very little production risk, with very little interest rate risk, and the only real risk that we had in terms of carrying a high-debt level was product price. And so, we, as an organization, tended to hedge.

         When we put those hedges in place, certainly with the benefit of 20/20 hindsight, we would like to say, Well, maybe we shouldn't have. But at the time they were made, we made that decision from the perspective that hedges are a good insurance policy given the way we have run our balance sheet. And at that time we were three sigma out on the price curve.

         As we move forward, I mean we were still generating very positive per MCFe numbers, and net of the hedges. Very strong cash flow, very strong earnings, and so, really, the hedges did not come into play at all.

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         I would also say for everybody's interest, both hedges are going to be rolled off, and so as we look at 2001, we are roughly 45 percent hedged, but if we look at how that changes seasonally, we tend to be more hedged in the summer. As we go out to Nov-March '01-02, we're roughly ten percent hedged. So we did not enter into any very long-term hedges.

         Yes, sir.

                                   (Inaudible)

               MR. SUTTON: Well, I think I speak for both Luke and myself when I say that it is our hope that we will keep the key staff together. I have somewhat of a biased view about the quality of our staff. I believe we have an incredibly strong team who we have spent years and years putting together, and I think that they are going to add value in the new organization as they have added value in our organization. And I know that has been a very strong point for Luke.

               MR. CORBETT: Yes, I think regards employee retention, we have stated from the outset when Nick and I first talked that it was imperative for us to maximize the value of this asset, that we keep this E&P team intact. So we consider that to be -- as I said, it's a unique story. We consider that to be one of the values here regards the transaction.

               UNKNOWN SPEAKER: Just a follow-up. (inaudible) participation in overrides and other things (inaudible)?

               MR. SUTTON: As an organization, HS Resources has always been against overrides and the kinds of participation which could potentially put key employees' interests diverging from our shareholders' interests, and so I believe the incentive compensation plans that we have in place are the standard kinds of corporate incentive plans, stock options and things of that nature, so we have no issues with overrides and those types of considerations that some other companies over the history of this business have tended to use.

               MR. CORBETT: Any other questions?

         Michael, seeing none, we thank you for inviting us here today. We believe, as I have said, we have an exciting story, and a unique story. And I think I speak for both Nick and I, we are very pleased with the marriage here, and we think we are going to create value on both sides of this equation.

         So again, thank you for allowing us to come and barge into your lunch here, and tell you about this particular transaction.